UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________.

Commission File Number: 1-9065

ECOLOGY AND ENVIRONMENT INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2018 and 2017, together with the report of the Plan’s Independent Registered Public Accounting Firm, are included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Freed Maxick CPAs, P.C., Independent Registered Public Accounting Firm

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

ECOLOGY AND ENVIRONMENT INC.
401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2018 AND 2017

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Committee
Ecology and Environment Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Ecology and Environment Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets Held at End of Year as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2015.

Buffalo, NY
June 27, 2019

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits

	Balance at December 31,
	2018	2017

Assets:
Investments, at fair value (Note 5)	$50,979,581	$56,302,197
Notes receivable from participants	342,829	233,643

Net assets available for benefits	$51,322,410	$56,535,840

The accompanying notes are an integral part of these financial statements.

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Statement of Changes in Net Assets Available for Benefits

Plan Year Ended December 31, 2018

Additions to net assets attributed to:
Interest	$320,788
Dividends	2,665,274

Cash contributions:
Participants	2,946,294
Rollovers	584,263
Total additions to net assets	6,516,619

Deductions from net assets attributed to:
Benefits paid to participants	6,104,561
Net depreciation in fair value of instruments	5,623,150
Administrative expenses	2,338
Total deductions from net assets	11,730,049

Net decrease in net assets available for benefits	(5,213,430)

Net assets available for benefits, beginning of year	56,535,840

Net assets available for benefits, end of year	$51,322,410

The accompanying notes are an integral part of these financial statements.

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Notes to Financial Statements

1.	Description of the Plan

The following description of the Ecology & Environment Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan’s Adoption Agreement (as amended, the “Plan Document”) for a more comprehensive description of the Plan’s provisions.

General

The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment Inc. (the “Company”).  All employees age twenty-one or older are eligible to participate in the Plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Ecology and Environment 401(k) Plan Committee (the “401(k) Plan Committee”) is responsible for oversight of the Plan, determining the appropriateness of the Plan’s investment offerings, monitoring investment performance and reporting to the Company’s Board of Directors.

Plan Administration

The Company is the Administrator of the Plan.  Great-West Trust Company, LLC (“Great-West”) is the Trustee of the Plan and serves as the custodian of Plan assets.  Empower Retirement is the Record-keeper of the Plan.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  The remaining expenses are paid for by the Plan’s participants.

Voluntary Correction Program

During calendar year 2018, the Company discovered an operational error related to certain employees of the Company who elected deferrals from their compensation. Although the employees completed appropriate selections at the Plan’s website these amounts were not correctly deducted from their paychecks.

In October 2018, the Company filed a Voluntary Correction Plan under the Voluntary Correction Program with the Internal Revenue Service (the “IRS”) to report this operational error and declare the actions that were taken to resolve these errors. As of the June 27, 2019, the Company has not received a response from the IRS.

Contributions

All contributions to the Plan are cash contributions, and all investments of participant contributions to the Plan are participant directed.  Participants may elect to make voluntary contributions subject to the limitations of the Internal Revenue Code (the “IRC”).  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self-directed brokerage access account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the Plan year are allowed to contribute catch up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Plan’s earnings or losses, as applicable, and charged with an allocation of administrative expenses paid by the Plan.  Allocations of administrative expenses are based on participant account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting.

Payment of Benefits

Participants may withdraw all or a portion of their vested account balance at any time upon hardship or after the attainment of age 59½.  Participants must begin to receive benefits no later than the April 1st following the calendar year in which the participant attains 70½ or terminates employment, whichever is later.

Upon termination, if a participant’s vested account balance is $1,000 or less, the participant will automatically receive a lump sum distribution as soon as feasible.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue and terminate the Plan at any time, subject to the provisions of ERISA.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared utilizing the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments and Related Transactions

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  The Plan’s assets include an investment in the common stock of the Company through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.  The 401(k) Plan Committee determines the Plan’s valuation policies utilizing information provided by investment advisers and the Trustee.  Refer to Note 5 for additional disclosures regarding fair value measurements.

The Plan’s net depreciation in fair value of investments includes both realized gains and losses and unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.  Interest and dividend income is recognized as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investment transactions are accounted for on a trade date basis.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account.  The interest rate is the Prime Rate published by the Wall Street Journal on the first business day of the month during which the loan is originated plus 1%.  The interest rate is fixed over the life of the loan.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan Document.  No allowance for credit losses was recorded at December 31, 2018 or 2017.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Use of Estimates

Preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Company, as the Administrator, to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.	Tax Status

The IRS has determined, and has informed Great-West by a letter dated May 18, 2011, that the prototype non-standardized profit sharing plan adopted by the Plan is designed in accordance with the applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan was designed and was operated in compliance with applicable requirements of the IRC, and therefore believes that the plan is tax exempt.

The Plan is subject to routine examinations by taxing jurisdictions.  U.S. GAAP requires the Company’s management to evaluate tax positions taken by the Plan and to recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing jurisdictions. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in these financial statements.

4.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Fair Value Measurements

The U.S. GAAP framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows.

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There were no changes in the methodologies used at December 31, 2018 and 2017.  There were no transfers between level 1 and level 2 assets for the years ended December 31, 2018 and 2017.

Self-directed brokerage account: Primarily consists of mutual funds, exchange traded funds and common stocks that are valued on the basis of readily determinable market prices of the associated investment.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common collective trust funds: In accordance with U.S. GAAP, the Plan’s investments in common collective trust funds, which are measured at NAV per share (or its equivalent) as a practical expedient, are excluded from the fair value hierarchy.  The fair value of the Plan’s interest in the collective trust funds is based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.  The following fully benefit-responsive investment funds are included in the collective trust funds as of December 31, 2018 and 2017:

Stable value fund: The stable value fund is comprised primarily of fully benefit-responsive investment contracts that are valued at the NAV of units of the bank collective trust.  The NAV is used as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

S&P 500 index fund: The S&P 500 index fund is a collective investment trust valued at the NAV of units of the trust.  The NAV is used as a practical expedient to estimate fair value.  The fund invests primarily in common stock securities.

The fair value calculations produced by the preceding methods may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Fair values of the Plan’s investments, and a reconciliation of investments included within the fair value hierarchy to total investments, at fair value presented in the statement of net assets available for benefits, are presented in the following table.

	Assets at Fair Value at December 31, 2018
	Level 1	Level 2		Level 3		Total

Mutual funds	$37,265,297	$	---	$	---	$37,265,297
Self-directed brokerage account	1,771,945		---		---	1,771,945
Unitized stock fund	510,101		---		---	510,101

Total assets in fair value hierarchy	$39,547,343	$	---	$	---	39,547,343
Investments measured at NAV						11,432,238

Investments, at fair value						$50,979,581

	Assets at Fair Value at December 31, 2017
	Level 1	Level 2		Level 3		Total

Mutual funds	$41,387,349	$	---	$	---	$41,387,349
Self-directed brokerage account	1,853,673		---		---	1,853,673
Unitized stock fund	490,300		---		---	490,300

Total assets in fair value hierarchy	$43,731,322	$	---	$	---	43,731,322
Investments measured at NAV						12,570,875

Investments, at fair value						$56,302,197

Investments measured at fair value based on the NAV per share practical expedient are summarized in the following table.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Balance at December 31, 2018:
Common collective trust funds	$11,432,238	None	Daily	None – 12 months

Balance at December 31, 2017:
Common collective trust funds	$12,570,875	None	Daily	None – 12 months

6.	Related Party Transactions and Parties-in-Interest

At December 31, 2018 and 2017, certain Plan investments were managed by the Trustee, and therefore qualify as part-in-interest transactions.  The Plan also allows participants to elect to invest in the common stock of the Company.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Plan investments include securities issued by the Company, as summarized in the following table.

	Balance at December 31, 2018		Balance at December 31, 2017
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund:
Ecology and Environment, Inc. Class A Common Stock	38,092	$431,963	38,835	$407,826

Brokerage Access Account:
Ecology and Environment, Inc. Class A Common Stock	6,265	$71,045	6,265	$65,783

Dividends received from Ecology and Environment, Inc. Class A Common Stock totaled $19,038 during the year ended December 31, 2018.

Ecology and Environment Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Plan investments include certain funds administered by the Trustee and Record-keeper of the Plan.

Fees paid by the Plan to the Trustee for administrative services were $2,338 for the year ended December 31, 2018.  Fees incurred by the Plan for the investment management and recordkeeping services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment.  All other expenses related to the Plan’s operations were paid directly by the Company and have been excluded from these financial statements.

Plan investment income from participant loans was $13,881 for the year ended December 31, 2018.

Ecology and Environment Inc.
401(k) Plan
EIN: 16-0971022
PLAN NUMBER: 003
Schedule H, Line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

*	280,827	Putnam Equity Income Y	**	$5,950,352
*	196,918	Great-West T Rowe Price Mdcp Gr Fund Inv	**	4,726,027
	35,151	Franklin Growth A	**	3,162,868
	292,659	Metropolitan West Total Return Bond M	**	3,040,722
	76,334	Victory Sycamore Established Value I	**	2,523,607
*	244,334	Great-West International Value Inv	**	2,294,295
	142,008	T. Rowe Price 2025 Adv	**	2,179,828
	71,372	T. Rowe Price 2030 Adv	**	1,578,040
	76,999	Mfs Total Return R3	**	1,323,611
	6,456	Vanguard Mid Cap Index Adm	**	1,104,175
	58,254	Mfs Growth Allocation R3	**	1,046,234
	46,094	Mfs Aggressive Growth Allocation R3	**	927,867
	40,035	T. Rowe Price 2040 Adv	**	914,401
	21,445	Victory Sycamore Small Co Opportunity A	**	803,989
	37,421	T. Rowe Price 2020 Adv	**	725,590
	10,918	Janus Henderson Venture A	**	694,720
	9,606	Vanguard Small Cap Index Fund - Admiral	**	607,401
	37,172	T. Rowe Price 2015 Adv	**	482,127
	29,320	Mfs Moderate Allocation R3	**	464,726
	39,610	American Century Inflat-Adj Bond A	**	436,110
	25,576	T. Rowe Price 2035 Adv	**	413,812
	12,339	Neuberger Berman Sustainable Equity Trst	**	404,109
	28,101	T. Rowe Price 2050 Adv	**	367,558
	25,788	T. Rowe Price 2055 Adv	**	342,463
	21,262	T. Rowe Price 2045 Adv	**	330,840
	21,812	Mfs Conservative Allocation R3	**	309,726
	3,999	T. Rowe Price 2010 Adv	**	64,621
	1,923	T. Rowe Price Balanced Adv	**	26,745
	1,522	T. Rowe Price 2005 Adv	**	18,733

		Total Mutual Funds		37,265,297

	Common Collective Trust Funds:
*	85,883	Putnam S & P 500 Index Fund Class A	**	7,001,166
*	4,363,862	Putnam Stable Value Fund	**	4,363,862
	1,407	Wells Fargo Stable Value J	**	67,210
		Total Common Collective Trust Funds		11,432,238

	Brokerage Access Account:			1,771,945

	Unitized Stock Fund:
*	38,092	Ecology and Environment Inc.	**	431,963
	-	AIM Treasury fund	**	78,138
		Total Unitized Stock Fund		510,101

	Participant Loans:
*	-	Notes receivable from participants with
		interest rates ranging from 4.25% - 10.50%	**	342,829
				$51,322,410

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment Inc. 401(k) Plan

	By:	Ecology and Environment Inc. 401(k) Plan Committee, Plan Administrator

Date: June 27, 2019	By:	/s/ Ronald L. Frank
Ronald L. Frank
Committee Member